Exhibit 10.1

AMENDMENT TO AGREEMENT AND PLAN OF REORGANIZATION

AMENDMENT, dated the 24th day of June, 2004, to the AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") dated the 9th day of October 2003, by and among Prelude Ventures, Inc., a Nevada corporation ("Prelude"), now known as American Capital Alliance ("AMAI") and American Petroleum Products Company (F/K/A Alliance Petroleum Products Company) an Illinois corporation ("American") based on the following:

WHEREAS, the AMAI and American entered into the Agreement and Plan of Reorganization, dated October 9, 2003, whereby AMAI purchased all the outstanding shares of common stock of American, pursuant to certain consideration being exchanged and certain conditions and contingencies;

WHEREAS, AMAI and American desire to amend the conditions and contingencies, in order to make the consideration and contract complete

NOW, THEREFORE, in consideration of the covenants and agreements hereafter set forth, and other valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties hereto agree as follows:

1. RIDER TO AGREEMENT AND PLAN OF REORGANIZATION, shall be amended as follows:

Item 2, shall be deleted in its entirety and "Omitted" shall be inserted, except that upon the completion of any financing, the funds are to be used for the payment of the existing debt to American Group, Jesse Fuller and Harris Bank, as determined by the management;

Item 4, shall be deleted in its entirety and "Omitted" inserted;

Item 6, shall be deleted in its entirety and the following shall be inserted:

"5,000,000 shares of AMAI voting capital stock to be issued to the shareholders of American in the same proportions as the first 5,000,000 shares were issued to them pursuant to the exchange of securities contemplated in the Agreement and Plan of Reorganization upon the execution of this Amendment. The exchange of securities also shall include, 1,000,000 shares of preferred shares, with the necessary Certificate of Designation, to allow conversion at the rate of 1 share of preferred to ten (10) shares of common, and to permit the preferred shareholders to vote their shares, at any time after issuance, and after they have been converted, shall be issued to the shareholders of American in the same proportions as the first 5,000,000 shares were issued to them pursuant to the Agreement and Plan of Reorganization.

All the shares to the American shareholders are no longer subject to a two year restriction prior to sale or transfer, but are now only subject to those transfer restrictions under Rule 144 of the Securities Laws.

AMAI assumes all payment obligations and all other agreements of American as set forth in the four Promissory Notes attached hereto as Exhibit A; and AMAI assumes all payment obligations and all other agreements of American to the Harris Bank."

The AGREEMENT and RIDER TO AGREEMENT AND PLAN OF REORGANIZATION is hereby amended in that all conditions and contingencies are hereby deemed to have been completed and complied with by AMAI.

All contingencies contained in the AGREEMENT and RIDER TO AGREEMENT AND PLAN OF REORGANIZATION are hereby deleted and the consideration previously paid by AMAI to American is deemed to be sufficient by the Parties.

The transaction contained in the Agreement is completed.

IN WITNESS WHEREOF, the corporate parties hereto have caused this Agreement to be executed by their respective officers, hereunto duly authorized, as of the date first above written.

AMERICAN CAPITAL ALLIANCE, INC.

A Nevada Corporation

By: ____________________________

Jesse Fuller, President

AMERICAN PETROLEUM PRODUCTS COMPANY

(F/K/A ALLIANCE PETROLEUM PRODUCTS COMPANY)

An Illinois Corporation

By: ____________________________

Richard Stiefel, President